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[Logo]                                       WHITTAKER CORPORATION
                                             1955 N. Surveyor Avenue
                                             Simi Valley, California 93063-3386
                                             Telephone: (805) 526-5700
                                             Facsimile: (805) 526-4369


                                          June 15, 1999

Dear Stockholder:

     Your Board of Directors is pleased to inform you that on June 9, 1999, Whittaker Corporation ('Whittaker') entered into an Agreement and Plan of Merger (the 'Merger Agreement') with Meggitt PLC ('Meggitt') and Meggitt Acquisition Inc. (the 'Purchaser'), an indirect wholly-owned subsidiary of Meggitt, pursuant to which the Purchaser has commenced on June 15, 1999, a cash tender offer (the 'Offer') to purchase all outstanding shares of Whittaker common stock at a price of $28.00 per share of common stock in cash and all outstanding shares of Series D Participating Convertible Preferred Stock at a price of $9,142.87 per share in cash (the 'Offer Price'). Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Purchaser will be merged into Whittaker (the 'Merger') and each of the Whittaker shares not owned by Meggitt or its affiliates or by dissenting stockholders will be converted into the right to receive in cash the Offer Price.

     Your Board of Directors has unanimously determined that the Offer and the Merger are fair and in the best interests of the stockholders, and it recommends that stockholders accept the Offer and tender all of their shares pursuant to the Offer.

     In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed with the Securities and Exchange Commission. Among other things, your Board considered the opinions of CIBC World Markets Corp. and Credit Suisse First Boston Corporation, to the effect that the consideration to be received pursuant to the Offer and the Merger is fair, from a financial point of view, to the stockholders of Whittaker. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision. We urge you to read it carefully.

     Accompanying this letter, in addition to the Schedule 14D-9, is the Offer to Purchase, together with related materials including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how you can tender your shares. I urge you to read the enclosed materials carefully and consider all the factors set forth therein before making your decision with respect to the Offer.

     Your Board of Directors, management and employees thank you most sincerely for your loyal support.

                                          Sincerely,

Joseph F. Alibrandi
Chairman of the Board